# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CitroTech Inc., CIK 0000894556
CUSIP: 369759204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Cir, Suite 300, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0000950170-25-043952
Filed by CIK 0002061007
Persons authorized to receive notices and communications: BoltRock Holdings LLC, 712 5th Avenue, 22nd Floor, New York, New York (NY), 10019, (212) 735-2691

## Reporting persons
- BoltRock Holdings LLC (CIK 0002061007): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 4,528,936; sole dispositive power 0; shared dispositive power 4,528,936; aggregate amount beneficially owned 4,528,936 (19.2% of the class)
- Craig A. Huff (CIK 0001241947): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,528,936; shared voting power 0; sole dispositive power 4,528,936; shared dispositive power 0; aggregate amount beneficially owned 4,528,936 (19.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CitroTech Inc.
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Cir, Suite 300, Greenwood Village, Colorado (CO), 80111
Comment: This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on March 24, 2025 (as subsequently amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 28, 2026, the Issuer and BoltRock Holdings LLC ("BoltRock") entered into a Stock Exchange and Stockholders Agreement (the "Agreement"), pursuant to which BoltRock exchanged 302,526 shares of Series A Preferred Stock for 103,558 shares of Series C Convertible Preferred Stock for no additional consideration (the "Series A Exchange"). The Series A Exchange closed on May 28, 2026.

Among other things, the Agreement also provides that: (i) for so long as BoltRock beneficially owns at least 10% of the Issuer's issued and outstanding common stock ("Common Shares"), assuming the conversion of all outstanding derivative securities BoltRock holds into Common Shares, BoltRock has the right, but not the obligation, to appoint or replace, as applicable, one member of the Issuer's board of directors (the "Board") and any committee of the Board (and, if BoltRock has not so appointed a member of the Board, BoltRock instead has the right to appoint a Board observer); (ii) the Issuer may not, without the prior written consent of BoltRock (a) for 12 months following May 28, 2026, hire or terminate any individual to a C-suite level or equivalent executive position or (b) enter into any transaction, agreement or arrangement, or any amendment or termination of or waiver under any transaction, agreement or arrangement between or among the Issuer, TC Special Investments, LLC or any of their respective affiliates or any director, officer or employee thereof, as applicable; (iii) the Issuer must use commercially reasonable efforts to facilitate any sale of equity securities of the Issuer by BoltRock pursuant to Rule 144 under the Securities Act of 1933, as amended, including causing the removal of any restrictive legend or similar restriction on the Issuer securities held by BoltRock or any of its affiliates; (iv) the Issuer must use commercially reasonable efforts to file a registration statement with the SEC registering the resale of certain equity securities of the Issuer held by BoltRock as may be requested by BoltRock; and (v) for 18 months following May 28, 2026, BoltRock may not sell any shares of Series C Convertible Preferred Stock acquired from the Exchange without the Issuer's prior written consent, subject to certain limited exceptions.

The above description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Item 5 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have beneficial ownership of 4,528,936 shares of Common Shares, which consists of (i) 3,357,467 Common Shares, (ii) 664,107 Common Shares issuable upon the conversion of 199,232 Series C Shares and (iii) 507,362 Common Shares issuable upon the exercise of certain warrants held by BoltRock. The percentage of beneficial ownership is approximately 19.2% of the outstanding Common Shares. The percentage was calculated based on 22,357,412 Common Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2026, (ii) 664,107 Common Shares issuable upon the conversion of 199,232 Series C Shares held by BoltRock and (iii) 507,362 Common Shares issuable upon the exercise of certain warrants held by BoltRock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 3 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 3, the Reporting Persons have not effected any transactions in Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 12. Stock Exchange and Stockholders Agreement by and between CitroTech Inc. and BoltRock Holdings, LLC, dated May 28, 2026 (incorporated by reference to CitroTech Inc.'s Current Report on Form 8-K filed on June 1, 2026).

## Signatures
- BoltRock Holdings LLC: /s/ Craig A. Huff, Managing Member (06/01/2026)
- Craig A. Huff: /s/ Craig A. Huff, Craig A. Huff (06/01/2026)